Priority Income Fund, Inc.
10 East 40th Street, 42nd floor
New York, New York 10016
(212) 448-0702

April 14, 2022

VIA EDGAR

Securities and Exchange Commission
Division of Investment Management
100 F Street NE
Washington D.C. 20549
Re: Withdrawal of Registration Statement on Form N-2 (File No. 333-264141)

Ladies and Gentlemen:

Priority Income Fund, Inc. (the “Company”), pursuant to Rule 477 under the Securities Act of 1933, as amended (the “Securities Act”), hereby respectfully requests that the Securities and Exchange Commission (the “Commission”) consent to the withdrawal, effective as of the date hereof or at the earliest practicable date hereafter, of the Registration Statement on Form N-2 (File No. 333-264141), together with all exhibits thereto (the “Registration Statement”).

The Registration Statement has not been declared effective by the Commission and no securities were sold pursuant to the Registration Statement. On April 5, 2022, the Registration Statement was filed in error as a new Securities Act filing rather than as a pre-effective amendment to a previously filed registration statement (File No. 333-262232) (the “Previously Filed Registration Statement”). For this reason, the Company is seeking to withdraw the Registration Statement and, concurrent with this request, will file a pre-effective amendment to the Previously Filed Registration Statement.

The Company further requests, in accordance with Rule 457(p) under the Securities Act, that all fees paid to the Commission in connection with the filing of the Registration Statement be credited to the Company’s account to be used to offset the filing fee for any future registration statement filed by a registrant entitled to apply such fees under Rule 457(p).

Any questions or comments regarding this letter should be directed to our counsel, Cynthia Beyea of Eversheds Sutherland (US) LLP, at 202-383-0472.

Sincerely,
PRIORITY INCOME FUND, INC.

By:	/s/ M. Grier Eliasek
M. Grier Eliasek
Chairman of the Board of Directors, Chief Executive Officer and President